Anthony A. Vertuno
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC 20006-1238

June 28, 2010

RE: iShares MSCI Russia Capped Index Fund, Inc.
File Nos.: 333-167296 and 811-22421

Dear Mr. Vertuno;

On June 3, 2010, your firm filed a registration statement on Form N-1A on behalf of iShares Russia Capped Index Fund, Inc. (the "Fund") to register shares under the Securities Act of 1933. The Fund was initially proposed to be a new series of iShares Trust and a post-effective amendment to that trust was filed on January 29, 2010. That filing was reviewed by the staff and comments were provided by the staff by telephone. It has since been decided to include the Fund in an initial registration for a new registrant, which is the purpose of the present filing. Staff comments on the post-effective amendment which included the Fund have been incorporated into the new registration statement. We have reviewed the registration statement and have the following comments.

Prospectus

1.   Cover—Please include the ticker symbol on the cover page and delete it from the first page of the summary.

2.   Fees and Expenses—Please delete the second sentence under this heading.

3.   Principal Investment Strategies—Delete the cross-reference in the sixth paragraph of this section.

4.   Summary of Principal Risks—Delete the cross-reference in the first paragraph of this section.

5.   Tax Information—Delete the second paragraph in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

- The Fund is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel